UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2025

Craig Ruckman
Assistant Secretary
Brookfield Private Equity Fund LP
250 Vesey Street, 15th Floor
New York, New York 10281

Re: Brookfield Private Equity Fund LP
Form 10-12G/A filed August 22, 2025
File No. 000-56760

Dear Craig Ruckman:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Form 10-12G/A filed August 22, 2025

General

1. We note your response to our prior comment 9 regarding the applicability of the tender offer rules to the Redemption Program. Additionally, we note that the Redemption Program allows the General Partner, in its sole discretion, to exceed the Volume Limitation (as defined in the Redemption Program) in any calendar quarter and the Volume Limitation does not apply to Class B-2 Units received by the General Partner and its affiliates in lieu of cash as payment of the Management Fee, the Performance Participation and/or the Expense Support. Therefore, please provide further analysis as to how “there is no reasonable likelihood that the Redemption Program will have the effect of the Fund redeeming a ‘substantial percentage’ of its Units in any quarter.”

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mengyao Lu at 202-551-3471 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance